UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 3, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 3rd, 2022

DATE, TIME AND PLACE: May 3rd, 2022, at 12.20 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michela Mossini and Michele Valensise, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2022, dated as of March 31st, 2022; (3) To acknowledge on the status of the Adjustment of Conduct Term between the Company and ANATEL – National Agency of Telecommunications; and (4) To resolve on the agreement for the supply of services between the Company and BETC Havas Agência de Publicidade Ltda.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on May 2nd, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(2) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 1st quarter of 2022, dated as of March 31st, 2022, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

May 3rd, 2022

Additionally, the Board Members acknowledged on the presentation that will be held at the event with investors "TIM Brasil Day 2022", which will take place on May 4th, 2022, according to the material presented and which is filed at the Company's headquarters.

(3) Acknowledged on the compliance with certain obligations derived from the Adjustment of Conduct Term nº 1/2020 – TAC, executed between the Company and the National Agency of Telecommunications – ANATEL, considering the 1st quarter of the 2nd year of execution, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020.

(4) Approved the terms and conditions of the agreement for the supply of services between the Company and BETC Havas Agência de Publicidade Ltda., based on the CAE’s favorable opinion, at its meeting held on May 2nd, 2022.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), May 3rd, 2022.

JAQUES HORN

Secretary

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 3, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer